UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Anil Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,167,025 shares
	7	SOLE DISPOSITIVE POWER 861,675 shares
	8	SHARED DISPOSITIVE POWER 305,350 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167,025 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Abha Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 1,131,201 Shares
	7	SOLE DISPOSITIVE POWER 825,851 Shares
	8	SHARED DISPOSITIVE POWER 305,350 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,201 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 7 Pages

Schedule 13G

Item 1 (a).	Name of Issuer:

NetScout Systems, Inc. (the “Company”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

310 Littleton Road, Westford, MA 01886.

Item 2 (a).	Names of Persons Filing:

Anil Singhal and Abha Singhal.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA 01886. The residence of Abha Singhal is c/o Anil Singhal, 310 Littleton Road, Westford, MA 01886.

Item 2 (c).	Citizenship:

Anil Singhal and Abha Singhal are citizens of the United States.

Item 2 (d).	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Netscout Systems, Inc.

Item 2 (e).	CUSIP Number:

64115 T 10 4

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Mr. Singhal beneficially owns 1,167,025 shares of Common Stock. Mr. Singhal has sole voting power over 0 shares of Common Stock and sole dispositive power over 861,675 shares of Common Stock.

Mrs. Singhal beneficially owns 1,131,201 shares of Common Stock. Mrs. Singhal has sole voting power over 0 shares of Common Stock and sole dispositive power over 825,851 shares of Common Stock.

50,000 shares of Common Stock are held by a private foundation of which Mr. and Mrs. Singhal are trustees. 255,350 shares of Common Stock are held by a trust for which Mr. Singhal is one of two trustees. 255,350 shares of Common Stock are held by a separate trust for which Mrs. Singhal is one of two trustees.

Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 1,131,201 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 1,081,201 of such shares. Mrs. Singhal may be deemed to beneficially own the 1,167,025 shares of Common Stock beneficially owned by Mr. Singhal. Mrs. Singhal disclaims beneficial ownership of 1,117,025 of such shares.

Page 4 of 7 Pages

On October 12, 2014, Danaher Corporation and Mr. Singhal entered into a voting agreement, a copy of which was filed as Exhibit 99.1 to the Schedule 13D report filed by Danaher with the Securities and Exchange Commission on October 22, 2014 (the “Voting Agreement”). All shares of Common Stock beneficially owned by Mr. and Mrs. Singhal and over which Mr. or Mrs. Singhal had (as of the date of the Voting Agreement) sole or shared voting power are subject to the Voting Agreement, which as of December 31, 2014 totaled 2,248,226 shares of Common Stock.

The amounts beneficially owned by Mr. and Mrs. Singhal do not include 1,137,783 shares of Common Stock held by trusts for the benefit of their children and nieces and nephews, for which neither Mr. nor Mrs. Singhal has the sole or shared power to vote or dispose of such shares.

(b)	Percent of Class:

Anil Singhal: 2.83%

Abha Singhal: 1.11%

The ownership percentages above are based on an aggregate of 41,217,480 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Anil Singhal: 0

Abha Singhal: 0

(ii)	Shared power to vote or to direct the vote:

Anil Singhal: 1,167,025

Abha Singhal: 1,131,201

(iii)	Sole power to dispose or to direct the disposition of:

Anil Singhal: 861,675

Abha Singhal: 825,851

(iv)	Shared power to dispose or to direct the disposition of:

Anil Singhal: 305,350

Abha Singhal: 305,350

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person, has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Page 5 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Each of the Reporting Persons expressly disclaim membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015.

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal

Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 as amended, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of common stock of NetScout Systems, Inc.

Dated: February 13, 2015

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal